SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands Company, September 26, 2022 - Nu Holdings Ltd. (“Nu” or “Company”), hereby informs its shareholders and the market, in consideration of the Brazilian Central Bank ("BCB") Resolution Nº. 246 ("BCB Resolution 246") issued today, which established, among other matters, a maximum limit for the interchange fee of the prepaid cards, as follows:

  Changes in the interchange fee for prepaid cards in Brazil were widely expected by the market since the publication by the BCB, on October 8, 2021, of the Public Consultation Notice Nº 89 ("ECP 89/2021"), having been mentioned in the Registration Statement on the Company's Form 20-F and considered on its planning, even though the timing of its implementation at the time was uncertain.

  The BCB Resolution 246 established that the maximum limit for the interchange fee levied on all prepaid card transactions in Brazil will be 0.70%. The new rules come into force on April 1, 2023.

  Interchange fees on prepaid cards represented 7.0% of the Company's revenue in the 12 months from July 2021 to June 2022. If the changes announced by Resolution BCB 246 were in effect since July 1st, 2021, the Company's revenue would have been adversely affected by 2.9%.

We will continue to monitor the new rules to be enacted by the Brazilian Central Bank, as well as any other adjustments proposed by Mastercard on this matter, and we will keep the market informed of any new developments.

Contacts
Investor Relations

Guilherme Lago

investors@nubank.com.br

Media
Leila Suwwan
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  September 26, 2022